This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying pricing supplement, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

JPMorgan Financial Notes Linked to the Bloomberg Commodity Index 3 Month Forward due March 16, 2020

The notes are designed for investors who seek exposure to appreciation in the Bloomberg Commodity Index 3 Month Forward over the term of the notes. Investors should be seeking repayment of at least 95.45% principal in full at maturity, subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Trade Details/Characteristics
Issuer	JPMorgan Chase Financial Companny LLC, an indirect, wholly owned subsidiary of JPMorgan Chase & Co.
Guarantor	JPMorgan Chase & Co.
Index	The Bloomberg Commodity Index 3 Month Forward (Bloomberg ticker: BCOMF3)
Denominated Currency	USD
Payment at Maturity per $1,000 principal amount note	At least $954.50 plus the Additional Amount, which may be zero.
Additional Amount

The Additional Amount payable at maturity per $1,000 principal amount of note will equal $1,000 x the Index Return x the Participation Rate, provided that the Additional Amount will not be less than zero.

Participation Rate	100.00%
Index Return	(Ending Index Level - Initial Index Level) / Initial Index Level
Initial Index Level	The closing level of the Index on the Pricing Date
Ending Index Level	The artihmetic average of the closing levels of the Index on the Ending Averaging Dates
Pricing Date	On or about March 9, 2018
Original Issue Date	On or about March 14, 2018 (Settlement Date)
Ending Averaging Dates	March 5, 2020; March 6, 2020; March 9, 2020; March 10, 2020; March 11, 2020
Maturity Date	March 16, 2020
Maturity	Approximately 2 years
Settlement	Cash
CUSIP	46647MQW6
Preliminary Pricing Supplement	https://www.sec.gov/Archives/edgar/data/19617/000095010318002990/dp87810_424b2- ficc0302.htm
For more information about the estimated value of the notes, which will likely be lower than the price you paid for the notes, see the hyperlink above.

Selected Risk Considerations
The risks identified below are not exhaustive. Please see the pricing supplement hyperlinked above for more information.
• The notes may not pay more than $954.50 per $1,000 note.
• Your investment may be subject to a 4.55% loss at maturity.
• The return on the notes will be 4.55% less than any appreciation of the Index.
• Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as the issuer of the notes, and JPMorgan Chase & Co., as guarantor of the notes. Therefore, the value of the notes prior to maturity are subject to changes in the market's view of the Issuer or the Guarantor's credit spreads.
• As a finance subsidiary, JPMorgan Financial has no independent operations and has limited assets.
• The estimated value is derived by reference to an internal funding rate.
• The estimated value does not represent future values and may differ from others' estimates.
• JPMS may determine the Additional Amount early if a commodity hedging disruption event occurs. Under these circumstances, you would not be paid until maturity and would forgo any appreciation in the Index after the commodity hedge disruption.
• Prices of commodity futures contracts embedded in the Index are characterized by high and unpredictable volatility.
• JPMorgan and its affiliates play a variety of roles in connection with the issuance of the notes. Potential conflicts of interest could adversely affect the value of the notes.
• The value of the notes which may be reflected in customer account statements may be higher than the then-current estimated value for a limited time period.
• Lack of liquidity: JPMorgan Securities, LLC, acting as agent for JPMorgan Chase & Co. (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMorgan will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.

Hypothetical Payment for Notes linked to the Bloomberg Commodity Index 3 Month Forward at Maturity (assuming $1,000 Initial Investment)

Index Return

Ending Index Level	Index Return	Payment at Maturity per $1,000 Principal Amount	Total Return on Notes
315.00	50.00%	$1,454.50	45.45%
294.00	40.00%	$1,354.50	35.45%
273.00	30.00%	$1,254.50	25.45%
252.00	20.00%	$1,154.50	15.45%
241.50	15.00%	$1,104.50	10.45%
231.00	10.00%	$1,054.50	5.45%
220.50	5.00%	$1,004.50	0.45%
219.56	4.55%	$1,000.00	0.00%
215.25	2.50%	$979.50	-2.05%
212.10	1.00%	$964.50	-3.55%
210.00	0.00%	$954.50	-4.55%
199.50	-5.00%	$954.50	-4.55%
189.00	-10.00%	$954.50	-4.55%
168.00	-20.00%	$954.50	-4.55%
147.00	-30.00%	$954.50	-4.55%
0.00	-100.00%	$954.50	-4.55%

Each hypothetical return set forth above assumes a Initial Index Level of 210 and a Participation Rate of 100%. Each hypothetical payment at maturity set forth above is for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The hypothetical returns and hypothetical payments on the Notes apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown would likely be lower.

Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-209682 and 333-209682-01 Dated: March 6, 2018

SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any relevant product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure : JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters. This material is not a product of J.P. Morgan Research Departments.